Exhibit 99.18

NOTICE OF CHANGE IN CORPORATE STRUCTURE

Pursuant to Section 4.9 of National Instrument 51-102 –
Continuous Disclosure Obligations

1.	Names of the parties to the transaction

(a)	Premium Nickel Resources Ltd. ("PNRL" or the "Corporation"), formerly North American Nickel Inc. ("NAN")

(b)	Premium Nickel Resources Corporation ("PNRC")

(c)	1000178269 Ontario Inc. ("NAN Subco")

2.	Description of the transaction

On August 3, 2022, PNR completed its "go public" transaction by way of a reverse take-over (the "RTO Transaction") of NAN (formerly TSXV:NAN) under the policies of the TSX Venture Exchange (the "Exchange"). As part of the RTO Transaction, PNR and NAN Subco, a wholly-owned subsidiary of NAN, amalgamated by way of a triangular amalgamation under the Business Corporations Act (Ontario) (the "Amalgamation") to form "Amalco". Pursuant to the Amalgamation, and after giving effect to the Consolidation (as defined herein), the common shares of PNRC ("PNRC Shares") were exchanged for common shares of PNRL ("PNRL Shares"), at an effective exchange ratio of 1.054 PNRL Shares for each PNRC Share, on a post-Consolidation basis (the "Exchange Ratio"), which resulted in a reverse take-over of NAN under the policies of the Exchange.

In connection with the RTO Transaction, among other things:

(a)	PNR, NAN and NAN Subco (a newly-incorporated, wholly-owned subsidiary of NAN) entered into an amalgamation agreement dated April 25, 2022 (the "Amalgamation Agreement") pursuant to which, among other things, PNR agreed to amalgamate with NAN Subco by way of a triangular amalgamation under the Business Corporations Act (Ontario) to form Amalco. Pursuant to the Amalgamation, among other things, PNRC Shares were exchanged for PNRL Shares at the Exchange Ratio;

(b)	on July 27, 2022 the common shares of NAN were consolidated on the basis of five pre-consolidation shares for one post-consolidation share (the "Consolidation"), the name of the Corporation was changed to "Premium Nickel Resources Ltd." (the "Name Change") and the Corporation continued under the laws of Ontario, as evidenced by Certificate and Articles of Continuance;

(c)	on August 3, 2022, at the effective time of the Amalgamation:

(i)	PNR and NAN Subco were amalgamated to form Amalco, with Amalco becoming a wholly-owned subsidiary of PNRL;

(ii)	each PNRC Share issued and outstanding immediately prior to the effective time of the Amalgamation was exchanged for 1.054 post-Consolidation PNRL Shares;

(iii)	each PNRC option outstanding immediately prior to the effective time of the Amalgamation was exchanged for one option of PNRL ("PNRL Options"), with each PNRL Option entitling the holder thereof to acquire one post-Consolidation PNRL Share, at an exercise price equal to the prior PNR exercise price as adjusted by the Exchange Ratio; and

(iv)	each PNRC common share purchase warrant outstanding immediately prior to the effective time of the Amalgamation was exchanged for one common share purchase warrant of PNRL ("PNRL Warrants"), with each PNRL Warrant entitling the holder thereof to acquire one post-Consolidation PNRL Share, at an exercise price equal to the prior PNR exercise price as adjusted by the Exchange Ratio; and

(d)	upon the closing of the RTO Transaction, the board of directors and management of PNRL was reconstituted as set out in the Filing Statement (as defined herein).

On August 16, 2022, PNR received the final approval of the Exchange with respect to the RTO Transaction, as evidenced by the issuance of the Exchange of a trading bulletin in respect of the PNRL Shares. The PNRL Shares commenced trading on the Exchange at the opening of markets on August 18, 2022, under the symbol "PNRL".

The RTO Transaction constituted a reverse takeover transaction for accounting purposes.

Further details regarding the RTO Transaction and the Amalgamation are set out in the management information circular of NAN dated May 16, 2022 and the Filing Statement of NAN dated July 22, 2022 (the "Filing Statement"), which are available on SEDAR (www.sedar.com) under PNRL's issuer profile.

3.	Effective date of the transaction

The effective date of the consolidation of the NAN common shares was July 27, 2022. The effective date of the Name Change and continuance under the laws of Ontario was July 29, 2022. The effective date of the Amalgamation was August 3, 2022.

4.	Name of each party, if any, that ceased to be a reporting issuer after the transaction and of each continuing entity

Following the closing of the RTO Transaction, the Corporation will continue to be a reporting issuer in British Columbia, Alberta, Manitoba and Ontario.

5.	Date of the reporting issuer's first financial year-end, if applicable

The first financial year-end subsequent to the completion of the RTO Transaction will be December 31, 2022.

6.	The periods, including comparative periods, if any, of the interim and annual financial statements required to be filed for the reporting issuer's first financial year after the transaction, if applicable

The Corporation will file interim financial statements for the three and six months ended June 30, 2022, and will file for the three and nine months ended September 30, 2022, and annual financial statements for the year ended December 31, 2022.

7.	Documents filed under NI 51-102 that describe the transaction and where those documents can be found in electronic format

The following documents are available on SEDAR (www.sedar.com) under PNRL's issuer profile:

(a)	news release of NAN and PNR dated February 17, 2022, announcing a non-binding letter of intent for the RTO Transaction, filed on SEDAR on February 17, 2022;

(b)	news release of NAN and PNR dated April 26, 2022, announcing a definitive amalgamation agreement for the RTO Transaction, filed on SEDAR on April 26, 2022;

(c)	news release of NAN dated April 28, 2022, announcing the closing of the Corporation's $10.1 million subscription receipt financing, filed on SEDAR on April 28, 2022;

(d)	management information circular of NAN dated May 16, 2022, filed on SEDAR on May 25, 2022;

(e)	amalgamation agreement dated April 25, 2022 among PNR, NAN and NAN Subco, filed on SEDAR on June 23, 2022;

(f)	news release of NAN dated June 23, 2022, announcing results of annual general and special shareholders' meeting, filed on SEDAR on June 23, 2022;

(g)	news release of NAN and PNR dated July 21, 2022, providing an update on the RTO Transaction, including receipt of conditional listing approval of the Exchange for PNRL, filed on SEDAR on July 22, 2022;

(h)	Technical Report on the Selebi and Selebi North nickel-copper-cobalt (Ni-Cu-Co) Mines, Central District, Republic of Botswana dated June 16, 2022 (with an effective date of March 1, 2022), filed on SEDAR on July 25, 2022

(i)	Filing Statement of the Corporation in respect of the RTO Transaction dated as of July 22, 2022, filed on SEDAR on July 25, 2022;

(j)	news release of NAN and PNR dated July 27, 2022, announcing shareholder approval of the RTO Transaction, filing of the Filing Statement and expected closing of RTO Transaction, filed on SEDAR on July 27, 2022;

(k)	Certificate and articles of continuance dated July 29, 2022, in connection with the Name Change and Continuance under the laws of Ontario, filed on SEDAR on August 2, 2022;

(l)	news release of PNRL dated August 3, 2022, announcing, among other things, completion of the Amalgamation, filed on SEDAR on August 3, 2022;

(m)	news release of PNRL dated August 15, 2022, announcing expected commencement of trading date and company overview of PNRL, filed on SEDAR on August 15, 2022; and

(n)	material change report of PNRL dated August 23, 2022 with respect to the completion of the RTO Transaction, filed on SEDAR on August 23, 2022.

DATED this 23rd day of August, 2022.